UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Fresenius Medical Care AG & Co. KGaA

(Exact name of registrant as specified in its charter)

Germany	001-32749	Not applicable
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

Else-Kröner Strasse 1, Bad Homburg, Germany	D-61352
(Address of principal executive offices)	(Zip Code)

Josef Dinger, +49 6172 608 2522, Josef.Dinger@fmc-ag.com

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒     Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Introduction

Company Overview

Fresenius Medical Care AG & Co. KGaA (“FMC-AG & Co. KGaA,” the “Company,” “we,” “us,” or “our”) is the world’s largest kidney dialysis company, based on publicly reported revenue and number of patients treated. We provide dialysis care and related services to persons who suffer from end-stage renal disease (“ESRD”) as well as other health care services. We also develop, manufacture and distribute a wide variety of health care products, which includes dialysis and non-dialysis products. Our dialysis products include hemodialysis machines, peritoneal cyclers, dialyzers, peritoneal solutions, hemodialysis concentrates, solutions and granulates, bloodlines, renal pharmaceuticals and systems for water treatment. Our non-dialysis products include acute cardiopulmonary and apheresis products. We supply dialysis clinics we own, operate or manage with a broad range of products and also sell dialysis products to other dialysis service providers. We sell our health care products to customers in around 150 countries and we also use them in our own health care service operations. We describe certain of our other health care services as “Care Coordination.” Care Coordination currently includes, but is not limited to, value and risk-based arrangements, pharmacy services, vascular, cardiovascular and endovascular specialty services as well as ambulatory surgery center services, physician nephrology and cardiology services, urgent care services and ambulant treatment services. All of these Care Coordination services together with dialysis care and related services represent our health care services.

Overview of Fresenius’s Conflict Minerals Program

In connection with its reporting under Securities and Exchange Commission’s (“SEC”) Rule 13p-1 (the “Conflict Minerals Rule”), the Company designed a program (the “CM Program”) to capture the required data within our supply chain for analysis and disclosure. The CM Program also includes feedback and communication functions to ensure that the CM Program enhances our knowledge of our suppliers to ensure that we are continually evaluating the compatibility of their business practices with our established practices. The CM Program is continuously upgraded to conform, in all material respects, to the Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, 3rd Edition and related Supplements on Tin, Tantalum and Tungsten and on Gold (“OECD Guidance”). The OECD Guidance contains the following five-step framework:

1.              Establish strong company management systems

2.              Identify and assess risks in our supply chain

3.              Design and implement a strategy to respond to identified risks

4.              Support the development and implementation of independent third-party audits of smelters’ and refiners’ sourcing

5.              Report on supply chain due diligence

Conflict Minerals Sourcing Policy

Our Conflict Minerals Sourcing Policy (“CM Policy”) governs the sourcing of raw materials, including those materials identified from areas of the world which have been identified as “Covered Countries” (as defined in Item 1.01 below) by the Conflict Minerals Rule. The Company also sources components, or other materials, that may potentially contain an identified Conflict Mineral. Our CM Policy is publicly available at:

https://www.freseniusmedicalcare.com/fileadmin/data/com/pdf/About_us/Responsibility/Policy_Conflict_Minerals.pdf

Description of Supply Chain

We operate production facilities worldwide to meet the demand for our dialysis products and other health care products. We have invested significantly in developing proprietary processes, technologies and manufacturing equipment resulting in a competitive advantage in manufacturing our products. Production facilities and distribution centers are strategically located. This helps to reduce transportation costs and facilitate the distribution of products to our customers.

The Global Manufacturing, Quality & Supply (“GMQS”) division manages the procurement of raw materials and semi-finished goods as well as the manufacturing and distribution of renal products. This center-led approach enables us to:

•                  enhance the efficiency of our processes,

•                  optimize cost structures,

•                  improve returns on our capital invested in manufacturing,

•                  respond quickly, and

•                  fulfill our commitment to meeting high quality and safety standards.

Our procurement policy combines worldwide sourcing of high-quality materials with the establishment of long-term supplier relationships. Additionally, we strive to ensure that purchased materials comply with the quality specifications and safety standards required for our dialysis products. We outsource only after we have qualified suppliers, ensuring they meet our requirements. Interactive Supplier Relationship management and risk management systems connect all our global procurement activities to ensure global transparency, standardized processes and constant monitoring of our projects and supplier-related activities.

We focus on further optimizing procurement logistics and reducing total purchasing costs. Corporate frame contracts for the majority of our manufacturers of semi-finished goods and raw materials will enable us to improve purchasing terms for our complete network. We are continuously intensifying, where appropriate, our use of web-based procurement tools to increase agility and global transparency. Our sophisticated routing software enables us to distribute our supplies to best accommodate customer requests while maintaining operational efficiency. Additionally, we have an automated replenishment control in our national warehouses that allows the warehouses to be refilled when their inventory reaches a preset defined minimum level and allows us to continue to improve our operational efficiency.  However, as we are an original equipment manufacturer that assembles and manufactures components and sub-components into finished products, we are largely removed from the processing facilities in our supply chain with regards to conflict minerals and we must rely on the information provided by our suppliers through various due diligence processes.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report, Exhibit

Reasonable Country of Origin Inquiry Conclusion:

The Company performed due diligence to determine the source and chain of custody of the conflict minerals necessary to the production or functionality of certain of its products. However, for 2019, the Company determined, in good faith, that it was unable to definitively ascertain whether the conflict minerals, necessary for the functionality or production of the relevant products manufactured or contracted to manufacture by the Company, financed or benefitted armed groups in the Democratic Republic of the Congo (“DRC”) or in the countries having an internationally recognized border with the DRC, including Angola, Burundi, Central African Republic, Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia (together the “Covered Countries”).

Description of Reasonable Country of Origin Inquiry

Our Reasonable Country of Origin Inquiry (“RCOI”) was conducted, in good faith, through the collection of conflict minerals data from suppliers that we determined to be at-risk for potentially containing the identified minerals in the products that they provided to us during 2019. These products are enumerated in the Conflict Minerals Report filed as Exhibit 1.01 to this Form SD. Moreover, our RCOI was developed based upon industry best practices in collaboration with a third-party consultant (iPoint, Inc.).

Our RCOI conflict minerals data collection process includes, but is not limited to, the following:

1.              Develop and distribute free, educational material and training to relevant suppliers

2.              Initiate survey campaign from relevant suppliers utilizing the cross-industry Conflict Minerals Reporting Template (“CMRT”), developed by the Responsible Minerals Initiative (“RMI”), as well as the iPoint Conflict Minerals Platform (“iPCMP”)

3.              Compare conflict minerals data received from relevant suppliers to Country of Origin (“CoO”) information available to us via our membership to the RMI

A copy of our Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available at https://www.freseniusmedicalcare.com/en/about-us/sustainability/supply-chain/.

Item 1.02 Exhibits

Section 2 — Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit 1.01 — Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

FRESENIUS MEDICAL CARE AG & CO. KGaA, a partnership
limited by shares, represented by:

FRESENIUS MEDICAL CARE MANAGEMENT AG,
its general partner

By:	/s/ Helen Giza

Name:	Helen Giza
Title	Chief Financial Officer and
Member of the Management Board
of the General Partner

Date: May 29, 2020

By:	/s/ Kent Wanzek

Name:	Kent Wanzek
Title	Chief Executive Officer of Global Manufacturing
Quality & Supply and
Member of the Management Board
of the General Partner

Date: May 29, 2020